Exhibit 99.4
WIDERTHAN CO., LTD.
Audit Committee Report
Internal Audit Report by WiderThan Audit Committee
To shareholders of WiderThan:
     We, as the Audit Committee of the Board of Directors of WiderThan Co., Ltd. (the “Company”), report results of our audit on accounting and operations for the fiscal year 2005 (the “Audit”) as follows:
(1) Overview of Audit Methodology:
With respect to the Audit, our finance and accounting teams reviewed in detail the Company’s accounting books and records, related documents, financial statements and footnotes. Where required, our finance and accounting teams compared, counted, observed, confirmed and performed other audit procedures together with its external auditors, Samil PricewaterhouseCoopers. We, as the Audit Committee, oversaw this process.
(2) Regarding accounting books:
All matters required to be entered into the Company’s accounting books were properly recorded in such books and the accounting books conform to what is stated in the Company’s balance sheet and income statement.
(3) Regarding balance sheet and income statement:
The balance sheet and income statement fairly represent the Company’s financial status and profits & losses based on relevant laws and regulations and the Company’s Articles of Incorporation.

(4) Regarding Annual Business Report:
The Annual Business Report fairly represents the Company’s operations during 2005 based on relevant laws and regulations and the Company’s Articles of Incorporation.
(5) Regarding statement of shareholders’ equity:
The statement of shareholders’ equity has been prepared properly based on relevant laws and regulations and the Company’s Articles of Incorporation and the amounts stated therein are not substantially unreasonable in light of the Company’s financial condition and other circumstances.
(6) Regarding performance of duties:
There was no unjust act in relation to the performance of duties by a director nor were there any material occurrences that were in violation of relevant laws and regulations or the Company’s Articles of Incorporation.
March 30, 2006
WiderThan Co., Ltd.
                    /s/ Lori Holland
Lori Holland, Audit Committee Chair
                    /s/ Antti Kokkinen
Antti Kokkinen, Audit Committee Member
                    /s/ Thomas E. Wheeler
Thomas E. Wheeler, Audit Committee Member